Exhibit 99.1

Luokung Granted Extension to Meet Nasdaq Minimum Bid Price Requirement

BEIJING, July 7, 2022 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading spatial-temporal intelligent big data services company and provider of interactive location-based services (“LBS”) and high-definition maps (“HD Maps”) in China, today announced that on July 6, 2022, the Company received an additional 180 calendar day extension (“Second Compliance Grace Period”) from Nasdaq’s Listing Qualifications Department to meet Nasdaq’s continuing listing requirements by maintaining a minimum bid price per share of $1.00 for a minimum of 10 consecutive trading days. The Company now has until January 2, 2023 to regain compliance.

Nasdaq’s extension notice has no immediate effect on the continued listing status of the Company’s ordinary shares on Nasdaq. If at any time before January 2, 2023, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A) on January 3, 2022, and was given until July 5, 2022 to regain compliance.

If the Company does not meet the minimum bid requirement during the additional 180-day extension, Nasdaq will provide written notification to the Company that its ordinary shares will be subject to delisting. In addition, the Second Compliance Grace Period related exclusively to the bid price deficiency. The Company may be delisted during such period for failure to maintain compliance with any other listing requirements for which occurs during this period. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, and that such appeal would be successful.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-6506-5217

Email: ir@luokung.com

Investor Relations:

Ms. Carolyne Sohn

Vice President

The Equity Group Inc.

Tel: 415-568-2255

Email: csohn@equityny.com

Ms. Alice Zhang

Investor Relations Analyst

The Equity Group Inc.

Tel: 212-836-9610

Email: azhang@equityny.com